November 9, 2006

BY FAX AND EDGAR

Mark P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Intcomex, Inc. Registration Statement on Form S-4 File No. 333-134090

Dear Mr. Shuman:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 5:00 p.m. (Eastern Standard time) on November 13, 2006, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Intcomex, Inc. (“Intcomex”), Intcomex Holdings, LLC (“Intcomex Holdings”), Intcomex Holdings SPC-I, LLC (“Intcomex SPC-I”) and Software Brokers of America, Inc. (together with Intcomex, Intcomex Holdings and Intcomex SPC-I, the “Registrants”) acknowledge that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any of the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	none of the Registrants may assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Intcomex, Inc.

By:	/s/ Michael Shalom
Michael Shalom President

Intcomex Holdings, LLC

By:	/s/ Michael Shalom
Michael Shalom, President Intcomex, Inc., its sole member

Intcomex Holdings SPC-I, LLC

By:	/s/ Michael Shalom
Michael Shalom, President Intcomex, Inc., its sole member

Software Brokers of America, Inc.

By:	/s/ Michael Shalom
Michael Shalom Vice President